Exhibit 99.1

XYLO TECHNOLOGIES LTD

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

TABLE OF CONTENTS

Interim Condensed Consolidated Statements of Financial Position	2 to 3
Interim Condensed Consolidated Statements of Loss and Other Comprehensive Income	4
Interim Condensed Consolidated Statements of Changes in Equity	5 to 6
Interim Condensed Consolidated Statements of Cash Flows	7 to 9
Notes to Interim Condensed Consolidated Financial Statements	10 to 46

XYLO TECHNOLOGIES LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30, 2024	December 31, 2023
	Note	Unaudited	Audited
		USD in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		6,675	9,357
Short term deposits		11	12
Restricted cash		42	166
Trade accounts receivable		6,255	12,320
Other receivables		1,721	2,144
Inventory		-	2,386
Loans to associates	7b2	1,595	1,684
Loans to others		268	376
Related parties	7b1	53	59
Financial assets at fair value through profit or loss	4A	2,821	3,167
		19,441	31,671

NON-CURRENT ASSETS:
Property and equipment, net		90	353
Right-of-use assets, net		8	496
Investments accounted for using the equity method	3B	974	2,995
Intangible assets, net	5	17,523	27,336
Deferred tax asset		100	273
Financial assets at fair value through profit or loss	4A	1,156	772
		19,851	32,225

TOTAL ASSETS		39,292	63,896

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

XYLO TECHNOLOGIES LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		June 30, 2024	December 31, 2023
	Note	Unaudited	Audited
		USD in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade accounts payable		9,073	13,248
Short-term loans	3E	2,499	8,982
Current maturities of long-term loans	3E	2,079	-
Short-term convertible loans	3E	234	-
Lease liabilities		7	102
Embedded derivatives	3E	284	-
Liability to event producers		1,530	967
Warrants at fair value issued by subsidiaries	3E	2,025	1,897
Related parties	7b3	604	909
Accrued expenses and other current liabilities		2,139	3,163
		20,474	29,268

NON-CURRENT LIABILITIES:
Lease liabilities		-	468
Long-term loans	3E	1,671	234
Deferred tax liability		1,204	1,465
Accrued severance pay, net		22	26
		2,897	2,193

TOTAL LIABILITIES		23,371	31,461

EQUITY:	6
Share capital - ordinary shares with no par value: authorized - June 30,2024 - 200,000,000 and December 31, 2023 - 200,000,000 shares; issued and outstanding - June 30, 2024 - 28,851,761 shares December 31, 2023 - 27,989,465 shares		-	-
Share premium		112,913	112,883
Other capital reserves		11,861	12,106
Warrants		197	197
Accumulated deficit		(109,777)	(101,610)
Equity attributable to owners of Xylo Technologies Ltd		15,194	23,576
Non-controlling interests	3A3	727	8,859
		15,921	32,435

TOTAL LIABILITIES AND EQUITY		39,292	63,896

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

XYLO TECHNOLOGIES LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS
AND OTHER COMPREHENSIVE INCOME

		Six months ended June 30,
		2024	2023
	Note	Unaudited
		USD in thousands
Revenues	8
Products		1,002	3,871
Services		18,301	49,514
		19,303	53,385

Cost of revenues:
Products		920	3,497
Services		14,224	41,688
		15,144	45,185

Gross profit		4,159	8,200
Research and development expenses		2,628	3,542
Sales and marketing expenses		1,832	2,310
General and administrative expenses		4,206	6,922
Loss from changes in fair value of financial assets at fair value through profit or loss	4	1,563	3,978
Equity losses	3B2	187	1,238
Impairment of goodwill	5	1,802	-
Operating loss		(8,059)	(9,790)

Loss from deconsolidation of Jeffs’ Brands	1A	1,318	-
Other income		(200)	(154)
Changes in fair value of warrants issued to investors		-	(238)
Changes in fair value of warrants issued to third party investors by subsidiaries		-	(1,017)
Loss in connection with issuance of warrants by a subsidiary	3E	1,833	-
Financial loss, net		920	978
Loss before taxes on income		(11,930)	(9,359)
Tax expenses (benefit)		(45)	177
Net loss for the period		(11,885)	(9,536)

Other comprehensive income
Items that may be reclassified to profit or loss
Share of other comprehensive income of consolidated subsidiaries and associates accounted for using the equity method		189	306
Total comprehensive loss for the period		(11,696)	(9,230)

Net loss for the period is attributable to:
Owners of Xylo Technologies Ltd		(8,167)	(8,200)
Non-controlling interests		(3,718)	(1,336)
		(11,885)	(9,536)
Total comprehensive loss for the period is attributable to:
Owners of Xylo Technologies Ltd		(8,095)	(8,061)
Non-controlling interests		(3,601)	(1,169)
		(11,696)	(9,230)
Loss per ordinary share attributed to Xylo Technologies Ltd
Basic		(0.28)	(0.33)
Diluted		(0.28)	(0.33)

Weighted average ordinary shares outstanding (in thousands)
Basic		28,833	24,490
Diluted		28,833	24,490

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

XYLO TECHNOLOGIES LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributable to owners of Xylo Technologies Ltd
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interests	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
		Unaudited
		USD in thousands
BALANCE AS OF JANUARY 1, 2024		-	112,883	2,787	1,239	8,955	(875)	197	(101,610)	23,576	8,859	32,435

Loss for the period		-	-	-	-	-	-	-	(8,167)	(8,167)	(3,718)	(11,885)
Other comprehensive income		-	-	-	-	-	72	-	-	72	117	189
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		-	-	-	-	-	72	-	(8,167)	(8,095)	(3,601)	(11,696)

TRANSACTIONS WITH SHAREHOLDERS:
Subsidiary’s share-based compensation to employees and service providers		-	-	-	-	-	-	-	-	-	56	56
Share based compensation to employees and service providers		-	21	123	-	-	-	-	-	144	-	144
Issuance of shares by Viewbix Inc.	3E	-	-		-	(431)		-	-	(431)	658	227
Deconsolidation of Jeffs’ Brands		-	-	-	-	-	-	-	-	-	(5,245)	(5,245)
Expiration of options		-	9	(9)	-	-	-	-	-	-	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		-	30	114	-	(431)	72	-	(8,167)	(8,382)	(8,132)	(16,512)

BALANCE AS OF JUNE 30, 2024		-	112,913	2,901	1,239	8,524	(803)	197	(109,777)	15,194	727	15,921

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

XYLO TECHNOLOGIES LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Equity attributable to owners of Xylo Technologies Ltd
	Note	Ordinary shares	Share premium	Capital reserves from options granted	Other reserves	Capital reserves from transactions with non- controlling interests	Currency translation differences	Warrants	Accumulated deficit	Total	Non- controlling interests	Total equity
		Unaudited
		USD in thousands
BALANCE AS OF JANUARY 1, 2023		-	111,322	3,260	949	9,689	(690)	197	(85,586)	39,141	15,548	54,689

Loss for the period		-	-	-	-	-	-	-	(8,200)	(8,200)	(1,336)	(9,536)
Other comprehensive income		-	-	-	-	-	139	-		139	167	306
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		-	-	-	-	-	139	-	(8,200)	(8,061)	(1,169)	(9,230)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares in consideration for an investment		-	250	-	-	-	-	-	-	250	-	250
Subsidiary’s share-based compensation to employees and service providers		-	-	-	-	-	-	-	-	-	51	51
Share based compensation to employees and service providers		-	-	419	-	-	-	-	-	419	-	419
Dividend declared by subsidiaries		-		-	-	-	-	-	-	-	(153)	(153)
Deemed issuance of shares by a subsidiary		-	-	-		146	-	-	-	146	322	468
Deemed stock exchange listing expenses		-	-	-	290	-	-	-	-	290	-	290
Issuance of shares by Jeffs’ Brands		-	-	-	100	-	-	-	-	100	188	288
Transaction with non-controlling interest by Gix Internet		-	-	-	-	(522)	-	-	-	(522)	(2,103)	(2,625)
Expiration of options		-	17	(17)	-	-	-	-	-	-	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS		-	267	402	390	(376)	-	-	-	683	(1,695)	(1,012)

BALANCE AS OF JUNE 30, 2023		-	111,589	3,662	1,339	9,313	(551)	197	(93,786)	31,763	12,684	44,447

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

XYLO TECHNOLOGIES LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2024	2023
	Unaudited
	USD in thousands

CASH FLOWS USED IN OPERATING ACTIVITIES:
Cash flows from (used in) operations (see Appendix A)	222	(1,839)
Interest paid	(391)	(28)
Income tax paid	(71)	(512)
Net cash flow used in operating activities	(240)	(2,379)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(8)	(21)
Acquisitions of an associate by Jeffs’ Brands	-	(2,993)
Acquisitions of investments at fair value through profit or loss	-	(203)
Deconsolidation of Jeffs’ Brands (see Appendix B)	(142)	-
Purchase of intangible assets by Jeffs’ Brands	(4)	(1,681)
Loans to associates	-	(492)
Proceeds from sale of financial assets at fair value through profit or loss and securities of an associate	-	328
Changes in short term deposits	105	848
Net cash flow used in investing activities	(49)	(4,214)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Cash paid to non-controlling interests by Viewbix Inc.	-	(2,625)
Proceeds from deemed issuance of shares by Charging Robotics Ltd.	-	466
Receipt of short-term loans	2,301	1,000
Repayment of short-term loans	(4,711)	(111)
Receipt of long-term loans	-	1,500
Repayment of long-term loans	(320)	(874)
Receipts on account of shares and warrants issued by Viewbix Inc. (see note 3E)	236	-
Dividend paid to non-controlling interests	-	(728)
Principal elements of lease liability	(40)	(37)
Net cash flow used in financing activities	(2,534)	(1,409)

DECREASE IN CASH AND CASH EQUIVALENTS	(2,823)	(8,002)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	9,357	20,065
GAINS FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	141	296
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	6,675	12,359

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

XYLO TECHNOLOGIES LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

APPENDIX A TO THE INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS:

	Six months ended June 30,
	2024	2023
	Unaudited
	USD in thousands
CASH FLOWS FROM (USED IN) OPERATIONS:
Loss for the period before taxes on income	(11,930)	(9,359)
Adjustment in respect of:
Depreciation and amortization	3,496	1,931
Loss from changes in fair value of financial assets at fair value through profit or loss	1,569	3,978
Changes in fair value of warrants issued by subsidiaries	2,161	(1,255)
Equity losses	187	1,238
Finance expenses (income)	741	(543)
Share based compensation to employees and service providers	192	470
Deemed stock exchange listing expenses	-	290
Loss from deconsolidation of Jeffs’ Brands	1,318	-
Interest paid	391	28
Income tax paid	71	512

CHANGES IN OPERATING ASSET AND LIABILITY ITEMS:
Decrease in trade accounts receivable	5,889	2,596
Decrease (Increase) in inventory	161	(756)
Decrease (Increase) in other current assets	(157)	814
Decrease in trade accounts payable	(3,829)	(1,978)
Decrease in accrued compensation expenses	(4)	(106)
Increase (Decrease) in accrued expenses and other current liabilities	(34)	301
CASH FLOWS FROM (USED IN) OPERATIONS	222	(1,839)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income receivable from sale of shares (see note 3C)	-	5,774
Non-cash investments in securities	100	776
Non-cash sale and purchase of securities (see note 3I)	-	(937)
Consideration payable by Jeffs’ Brands to sellers of intangible assets	-	390
Right of use assets obtained in exchange for lease liabilities		33
Conversion of loan into Polyrizon shares (see note 3G)	-	314
Deemed extinguishment and re-issuance of debt by Viewbix Inc. (see note 3E)	290	-
Derecognition of right of use asset and lease liability upon lease termination (see note 3E)	389	-

XYLO TECHNOLOGIES LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

APPENDIX B TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS:

As of January 28, 2024
USD in thousands
Deconsolidation of Jeffs’ Brands:

Net working capital other than cash	(1,234)
Property and equipment, net	(58)
Investments accounted for using the equity method	(1,927)
Intangible assets, net	(6,551)
Financial assets at fair value through profit or loss	(50)
Deferred tax asset	(231)
Lease liabilities	45
Warrants at fair value issued by Jeffs’ Brands	2,033
Derecognition of non-controlling interests	5,245
Recognition of Jeffs' Brands shares as financial assets at fair value	1,393
Recognition of Jeffs' Brands warrants as financial assets at fair value	159
Loss arising from deconsolidation	1,318
Net cash deconsolidated upon loss of control	142

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

A.	Xylo Technologies Ltd (the “Company” or “Xylo”) was incorporated under the laws of the State of Israel on December 9, 1999. The Company’s registered office and principal place of business is located in Israel. The address of its registered office is Hanehoshet 10, Tel-Aviv POB 6971072, Israel.

On April 1, 2024, the Company changed its name from Medigus Ltd. to Xylo Technologies Ltd.

The Company, together with its subsidiaries and associates, operate in the technology sector, focusing primarily on internet related activities, including ad tech and online events management, as well as on electronics, including the development of safety systems for commercial drones and electric vehicle wireless charging solutions.

Additionally, the Company is engaged in the licensing of intellectual property relating to its legacy product, the Medigus Ultrasonic Surgical Endostapler (“MUSE”), to Golden Grand Medical Instruments Ltd., a China based medical services provider, and in the investment of its excess cash resources, primarily in equity securities.

“Group” – the Company together with Charging Robotics Inc., GERD IP Inc., Eventer Technologies Ltd. and Gix Internet Ltd.

“Subsidiaries” – entities under the control of the Company.

These interim condensed consolidated financial statements were approved on September 17, 2024.

GERD IP, Inc.

As of June 30, 2024, the Company held 90% of the issued and outstanding share capital of GERD IP, Inc. (“GERD IP”).

Eventer Technologies Ltd.

As of June 30, 2024, the Company held 46.21% of the issued and outstanding share capital of Eventer Technologies Ltd. (“Eventer”).

For additional information, see note 3D.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

A.	(continued)

Gix Internet Ltd.

As of June 30, 2024, the Company held 45.75% of the issued and outstanding share capital of Gix Internet Ltd. (“Gix Internet”).

For additional information, see note 3E.

Charging Robotics Inc.

As of June 30, 2024, the Company held 67% of the issued and outstanding common stock of Charging Robotics Inc. (“Charging”).

For additional information, see notes 3H and 3J.

Jeffs’ Brands Ltd.

As of December 31, 2023, the Company held 34.11% of the issued and outstanding share capital of Jeffs’ Brands Ltd. (“Jeffs’ Brands”).

On January 25, 2024, Jeffs’ Brands entered into a private placement transaction with certain institutional investors for aggregate gross proceeds of approximately USD 7,275 thousand.

The Company did not participate in the private placement and as a result its holdings in Jeffs’ Brands decreased to 13.37% of Jeffs’ Brands issued and outstanding share capital, which resulted in loss of control in Jeffs’ Brands as of January 28, 2024. Accordingly, Jeffs’ Brands was deconsolidated as of such date and the remaining holdings were accounted for as financial assets at fair value through profit or loss (FVTPL). As a result, the Company recorded a loss of USD 1,318 thousand in the interim condensed consolidated statements of loss and other comprehensive income.

Throughout the period between March 2024 and June 2024, warrants were exercised by certain institutional investors. As a result, as of June 30, 2024, the Company held 4.52% of the issued and outstanding share capital of Jeffs’ Brands.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued)

A.	(continued)

Interests in other entities

As of June 30, 2024, the Company also held 18.09% in Parazero Technologies Ltd. (“Parazero”), 38.31% in Polyrizon Ltd. (“Polyrizon”) (see note 3G), 19.7% in Laminera Flow Optimization Ltd. (“Laminera”) (see note 3K), 36.08% in A.I. Conversation Systems Ltd.(“A.I. Conversations Systems”) (see note 3M),19.99% in Metagramm Software Ltd (“Metagramm”) (see note 3L) and 60% in Zig Miami 54 LLC (“Zig Miami 54”) (see note 3F).

B.	As of the approval date of these interim condensed consolidated financial statements, the Company has cash and cash equivalents in the amount of USD 3.7 million. The Company anticipates such cash and cash equivalents will provide sufficient liquidity for more than a twelve-month period from the date of these financial statements.

However, since inception, the Company’s activities have been funded mainly by its shareholders. Furthermore, in recent years the Company has suffered recurring losses from operations, negative cash flows from operating activities, and has an accumulated deficit as of June 30, 2024.

As such, the Company’s ability to continue operating may be dependent on several factors, mainly its ability to raise sufficient additional funding, which may not necessarily be available to the Company or provide the Company with sufficient funds to meet its objectives.

During the second half of 2023 and the six months ended June 30, 2024, Viewbix Inc., Gix Internet’s subsidiary, experienced a decrease in its revenues from the digital content and search segments, as a result of a decrease in user traffic acquired from third party advertising platforms, an industry-wide decrease in advertising budget, changes and updates to internet browsers’ technology, which adversely impacted Viewbix’s Inc. ability to acquire traffic in the search segment and a decrease in revenues from routing of traffic acquired from third-party strategic partners in the search segment, as a result of lack of availability of suppliers credit from such third party strategic partners.

The decline in revenues and other circumstances described above raise substantial doubts about Viewbix Inc.’s ability to continue as a going concern during the 12-month period following the issuance date of these financial statements. The Company has no contractual obligations to support Viewbix Inc.

C.	Iron Swords War

On October 7, 2023, following the brutal attacks on Israel by Hamas, a terrorist organization located in the Gaza Strip that infiltrated Israel’s southern border and conducted a series of attacks on civilian and military targets, Israel’s security cabinet declared war (the “War”). Following the commencement of the War, hostilities also intensified between Israel and Hezbollah, a terrorist organization located in Lebanon. In the future, the War may escalate in the future into a greater regional conflict. The War led to a reduction of business activities in Israel, evacuation of residences located in the northern and southern borders of Israel and a significant call up of military reserves leading to lower participation in the work force. The activities of the Company’s subsidiary Eventer, which operates in the Israeli market, were directly affected by the War due to the decrease in physical events in Israel which directly affected Eventer’s revenues in this field.

The activities of the Company’s subsidiary Gix Internet were not directly affected by the War, as its customers are predominantly from the U.S., Europe and U.K. markets that were not influenced by the War. However, there is no assurance that future developments of the War will not have any impact for reasons beyond the Group’s control such as expansion of the War to additional regions and the recruitment of senior employees.

The Group has business continuity procedures in place, and will continue to follow developments, assessing potential impact, if any, on the Group’s business, financials and operations.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - BASIS FOR PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

A.	The Group’s interim condensed consolidated financial information as of June 30, 2024, and for the six-month period ended on that date (hereinafter - “The Interim Financial Information”) have been prepared in accordance with the guidance of IAS 34 ‘Interim Financial Reporting’.

The Interim Financial Information has been prepared on the basis of the accounting policies adopted in the Group’s audited consolidated financial statements for the year ended December 31, 2023 (“2023 Annual Financial Statements”), which were prepared in accordance with International Financial Reporting Standards which are standards and interpretations thereto issued by the International Accounting Standard Board (hereinafter “IFRS”). This Interim Financial Information should be read in conjunction with the 2023 Annual Financial Statements and notes thereto issued on April 22, 2024.

The Interim Financial Information is unaudited, does not constitute statutory accounts and does not contain all the information and footnotes required by accounting principles generally accepted under IFRS for annual financial statements.

B.	Estimates:

The preparation of the interim condensed consolidated financial statements requires the Group’s management to exercise judgment and also requires use of accounting estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

In the preparation of these interim condensed consolidated financial statements, the significant judgments exercised by management in the application of the Group’s accounting policies and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group’s 2023 Annual Financial Statements.

C.	Implementation of amendments to existing accounting standards:

Amendments to IAS 1 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

The amendments to IAS 1 published in January 2020 (“2020 Amendments”) affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

The 2020 Amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ’settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

In October 2022, additional amendments to IAS 1 were published (“2022 Amendments”). The 2022 Amendments specify that only covenants that an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date (and therefore must be considered in assessing the classification of the liability as current or non-current). Such covenants affect whether the right exists at the end of the reporting period, even if compliance with the covenant. is assessed only after the reporting date (e.g. a covenant based on the entity’s financial position at the reporting date that is assessed for compliance only after the reporting date).

The IASB also specifies that the right to defer settlement of a liability for at least twelve months after the reporting date is not affected if an entity only has to comply with a covenant after the reporting period. However, if the entity’s right to defer settlement of a liability is subject to the entity complying with covenants within twelve months after the reporting period, an entity discloses information that enables users of financial statements to understand the risk of the liabilities becoming repayable within twelve months after the reporting period. This would include information about the covenants (including the nature of the covenants and when the entity is required to comply with them), the carrying amount of related liabilities and facts and circumstances, if any, that indicate that the entity may have difficulties complying with the covenants.

The 2020 Amendments and the 2022 Amendments are applied retrospectively for annual reporting periods beginning on or after January 1, 2024. The application of these amendments had no impact on the Group’s consolidated financial statements.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - BASIS FOR PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

D.	New and revised IFRS Accounting Standards and interpretations issued but not yet effective and not early adopted by the Group, which are expected to impact the Group’s consolidated financial statements

IFRS 18 “Presentation and Disclosure in Financial Statements” (IFRS 18)

On April 9, 2024, the IASB published IFRS 18, which replaces IAS 1 “Presentation of Financial Statements” (IAS 1). IFRS 18 aims to improve how information is communicated by entities in their financial statements.

IFRS 18 focuses on the following topics:

1.	Statement of Profit or Loss structure - presentation of new defined subtotals and classification of income and expenses into specified categories.

2.	Improvements to the aggregation and disaggregation of information in both the primary financial statements and the accompanying notes.

3.	Disclosing information on management-defined performance measures (MPMs) which are non-GAAP measures in the notes to the financial statements.

Furthermore, amendments to other IFRS standards become effective when an applying IFRS 18, including changes to IAS 7 “Statement of Cash Flows”, which will enhance comparability between entities. The amendments mainly include: using the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities, and removing the presentation alternatives for cash flows related to interest and dividends paid and received. Consequently, except in specific cases, interest and dividends received will be classified as cash flows from investing activities, while interest and dividends paid will be classified as cash flows from financing activities.

The standard will be applied for annual reporting periods beginning on or after January 1, 2027 and will be applied retrospectively with specific transition requirements. Earlier application is permitted.

The Company is currently assessing the impact of adopting IFRS 18, including the impact of amendments to additional IFRS standards impacted by the adoption of IFRS 18, on the financial statements.

Amendments to IFRS 9 “Financial Instruments”

The main amendments to IFRS 9:

●	Introducing a derecognition option for derecognizing a financial liability that is settled via an electronic payment system before the settlement date, provided that:

a.	the entity has no practical ability to withdraw, stop or cancel the payment instruction;

b.	the entity has no practical ability to access the cash to be used for settlement as a result of the payment instruction; and

c.	the settlement risk associated with the electronic payment system is insignificant.

An entity that elects to apply this derecognition option must apply it to all settlements made through the same electronic payment system.

●	Providing application guidance and illustrative examples on how an entity can assess whether the expected contractual cash flows of a financial asset reflect solely payments of principal and interest for the outstanding principal amount, for classifying the financial asset.

●	Clarifying that a financial asset has non-recourse features if an entity’s ultimate right to receive cash flows is contractually limited to the cash flows generated by specified assets.

●	Clarifying the characteristics of contractually linked instruments that distinguish them from other transactions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, and will be applied retrospectively. Early application is permitted if all the amendments are applied simultaneously or if the amendments applied are related only to the classification of financial assets. An entity is not required to restate prior periods to reflect the application of the amendments, but it may restate prior periods if, and only if, it is possible to do so without the use of hindsight.

The Company is currently assessing the impact of amendments to IFRS 9 on the financial statements.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES

A.	Investments in subsidiaries

1.	Additional information about subsidiaries held by the Company

General information

	Main place of the business	Ownership rights held by the Company %	Ownership rights held by non- controlling interests %
June 30, 2024
Eventer	Israel	46.21%	53.79%
Fuel Doctor	USA	67%	33%
GERD IP	USA	90%	10%
Gix Internet	Israel	45.75%	54.25%

	Main place of the business	Ownership rights held by the Company %	Ownership rights held by non- controlling interests %
December 31, 2023
Jeffs’ Brands	Israel	34.11%	65.89%
Eventer	Israel	46.21%	53.79%
Fuel Doctor	USA	67%	33%
GERD IP	USA	90%	10%
Gix Internet	Israel	45.75%	54.25%

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

A.	Investments in subsidiaries (continued)

2.	Information related to non-controlling interests

Balance of non-controlling interests:

	June 30, 2024	December 31, 2023
	USD in thousands

Eventer	253	371
Jeffs’ Brands	-	5,628
Gix Internet	363	2,642
GERD IP	57	57
Fuel Doctor	54	161
	727	8,859

Net income (loss) attributed to non-controlling interests:

	Six months ended June 30,
	2024	2023
	USD in thousands

Eventer	(128)	88
Jeffs’ Brands	(383)	(661)
Gix Internet	(3,079)	(668)
Fuel Doctor	(128)	(95)
	(3,718)	(1,336)

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

B.	Investments accounted for using the equity method

1.	This table summarizes the total investments accounted for using the equity method:

	June 30, 2024	December 31, 2023
	USD in thousands

Polyrizon	521	499
SciSparc Nutraceuticals Inc	-	1,940
A.I Conversation Systems	-	76
Revoltz	83	110
Zig Miami 54	370	370
	974	2,995

2.	This table summarizes the total share of loss (profit) of investments accounted for using the equity method:

	Six months ended June 30,
	2024	2023
	USD in thousands

Odysight.ai	-	655
Parazero	-	384
Laminera	-	34
Polyrizon	77	65
SciSparc Nutraceuticals Inc.	13	89
A.I Conversation Systems	74	-
Revoltz	23	11
	187	1,238

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

B.	Investments accounted for using the equity method (continued)

3.	This table summarize the Company’s rights in share capital and voting rights:

	Main place of business	Company rights in share capital and voting rights
June 30, 2024
Laminera	Israel	19.70%
Polyrizon	Israel	38.31%
A.I Conversation Systems	Israel	36.08%
Revoltz	Israel	19.90%
Zig Miami 54	USA	60%

December 31, 2023
Laminera	Israel	19.70%
Polyrizon	Israel	38.76%
SciSparc Nutraceuticals	USA	49%
A.I Conversation Systems	Israel	36.08%
Revoltz	Israel	19.90%
Zig Miami 54	USA	60%

4.	Fair value of investments accounted for using the equity method for which there is a market price on the stock exchange:

	June 30, 2024		December 31, 2023
	Carrying amount	Quoted fair value	Carrying amount	Quoted fair value
	USD in thousands
A.I Conversation System	-	331	76	882

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

C.	Odysight.ai

As of December 31, 2022, the Company held 27.02% of the outstanding common stock of Odysight.ai.

On March 21, 2023, Odysight.ai completed a private placement to existing stockholders, of 3,294,117 units, at a purchase price of USD 4.25 per unit, with each unit consisting of one share of Odysight.ai’s common stock and one warrant to purchase one share of Odysight.ai’s common stock at an exercise price of USD 5.50 per share. The Company did not participate in the private placement. Following the private placement, the Company’s holdings in Odysight.ai were diluted to 18.45% and the remaining holding was accounted for as investment at fair value through profit or loss (FVTPL). As a result of the transition, the Company recognized a loss of USD 2,946 thousand.

On May 17, 2023, the Company signed a stock transfer agreement to sell its entire holdings in Odysight.ai for total proceeds of approximately USD 5.7 million.

D.	Eventer

General

As of June 30, 2024, and December 31, 2023, the Company held 46.21% of Eventer’s issued and outstanding common stock.

On August 27, 2024, Julian Azoulay, Eventer’s CEO exercised options to acquire ordinary shares, and as a result the Company’s holdings in Eventer decreased to 44.52%.

On December 6, 2023, the Company signed a share purchase agreement with Keshet Holdings LP (“Keshet”) to purchase its entire stake in Eventer for consideration of USD 250 thousand which will be paid in the Company’s shares. The closing of the transaction is expected to occur in the near future, and as a result, the Company’s holdings in Eventer are expected to increase to 58.44%.

Exchange agreement

On October 14, 2020, the Company entered into an exchange agreement with Eventer’s shareholders, pursuant to which, during the period commencing on the second anniversary of the exchange agreement and ending fifty-four (54) months following the date of the exchange agreement, Eventer’s shareholders may elect to exchange all of their Eventer shares for ordinary shares of the Company. The Company treated the exchange agreement at the date of the business combination from accounting perspective as recognition of noncontrolling interests, in addition to the recognition of a liability in respect of a derivative (exchange options) which will be measured at fair value at each cut-off date. The changes in the fair value at each cut-off date will be recorded as a financial income/expense.

As of June 30, 2024, and December 31, 2023, the Company concluded that the fair value of this derivative is immaterial.

For more information, see contingent liabilities section below.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

D.	Eventer (continued)

Loan agreements between Eventer and the Company

On October 30, 2022, the Company and Eventer signed an amendment pursuant to which the maturity date of the loans between Eventer and the Company was extended to May 30, 2024. In the event Eventer issues securities in consideration of at least USD 2 million or in the event of an IPO or rights offering (the “Investment”), then the outstanding loans will automatically be converted into shares. The number of shares will be calculated by dividing the outstanding balance as of the closing date of the Investment by a price per share which shall reflect a 20% discount off the lowest price per share paid in the Investment.

As of the issuance date of these financial statements, the Company and Eventer are renegotiating the terms of the loan agreement.

Contingent liabilities

a.	On December 14, 2022, a motion to certify a class action suit was filed against Eventer and two of its directors, alleging the violation of the provisions of the Prohibition of Discrimination in Products, Services, and Entry into Places of Entertainment and Public Places Law. The plaintiff claims that Eventer enables the allocation of different kinds of tickets to different groups (such as women, children etc.), thereby allowing structured discrimination. According to the opinion of Eventer’s legal counsel, the chances of the class action to be rejected are more likely than not both against Eventer and its directors. A hearing is scheduled for November27, 2024.

b.	On April 1, 2024, a lawsuit seeking declaratory judgement was filed in the District Court of Tel Aviv-Jaffa in Israel by minority shareholders of Eventer against Eventer and the Company (together, the “Defendants”). The minority shareholders of Eventer (the “Plaintiffs”), hold in aggregate 31.86% of the outstanding ordinary shares of Eventer.

The Plaintiffs allege, among others, that the Defendants violated the agreement whereby the Company acquired control of Eventer (the “Purchase Agreement”), which established a “separation” mechanism, pursuant to which certain Plaintiffs were granted an option to convert their shares in Eventer into shares of the Company. The claim alleges that the Company has violated the terms of the Purchase Agreement by refusing to negotiate Eventer’s valuation to enable certain of the Plaintiffs to exercise their option to convert their shares of Eventer into shares of the Company. The Plaintiffs seek an aggregate of NIS 1,229 thousand from Eventer due to claims of breach of agreements (approximately USD 335 thousand) and seek an aggregate of NIS 8,602 thousand from the Company as consideration for the Plaintiffs’ shares in Eventer or as an alternative remedy, to convert Eventer’s shares into the Company shares for an aggregate value of NIS 8,602 thousand (approximately USD 2,348 thousand) following which all the Plaintiffs shares in Eventer would be transferred to the Company.

The Company submitted its response to the District Court of Tel Aviv – Jaffa and it intends to defend its position vigorously. As of the date of issuance of these financial statements, the Company is unable to estimate a loss or range of loss of this claim.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

D.	Eventer (continued)

Agreement with Screenz Cross Media Ltd.

Following the last amendment of the agreement with Screenz Cross Media Ltd., a company indirectly controlled and managed by Eli Uzan who served as Eventer’s Director (hereafter “Screenz”), in December 2022, it was determined that Screenz will have the first right to receive any money received from Eventer and resulting from a digital ticketing platform for interactive virtual events up to a total amount of USD 480 thousand. As of June 30, 2024, the Company concluded that the fair value of this commitment is immaterial given the uncertainty of generating revenues by Eventer from interactive virtual events.

Share based compensation grants

1.	On March 30, 2021, Eventer granted its CEO 29,944 options to purchase 29,944 shares at an exercise price of 0.001 NIS per share. The options vested on April 1, 2024, and on August 24, 2024 the options were converted into common stock.

The fair value of this grant was approximately NIS 1,668 thousand (USD 473 thousand). For the six months ended June 30, 2024, and 2023, NIS 0 thousand (USD 0 thousand) and NIS 91 thousand (approximately USD 25 thousand), respectively, were recognized and recorded as expenses.

2.	On March 30, 2021, Eventer granted Round Robin Ltd., which is one of the founding partners of Eventer, 29,944 options to purchase 29,944 shares at exercise price of 1.0 NIS per share. The options vested and can be converted to Eventer’s ordinary shares until August 31, 2025.

The fair value of this grant was approximately NIS 1,668 thousand (USD 473 thousand). For the six months ended June 30, 2024, and 2023, NIS 0 thousand (USD 0 thousand) and NIS 91 thousand (approximately USD 25 thousand), respectively, were recognized and recorded as expenses.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

E.	Gix Internet

General

As of June 30, 2024, and December 31, 2023, the Company held 45.75% of the issued and outstanding share capital of Gix Internet.

Gix Internet is the parent of Viewbix Inc. a publicly traded company which is the majority shareholder of Gix Media Ltd. (“Gix Media”). Gix Media is the majority holder of Cortex Media Group Ltd. (“Cortex”), a digital advertising platform that develops and markets a variety of technological platforms that automate, optimize and monetize digital online campaigns.

On June 4, 2024, Gix Internet signed a non-binding memorandum of understanding (“MOU”) with the shareholders of a robotics company specializing in artificial intelligence (“AI”) autonomous robotics solutions, mainly for logistics distributions in certain medical centers (“Robotics Company”).

Pursuant to the MOU, subject to the negotiation and execution of a definitive agreement, Gix Internet will execute a share exchange transaction with the Robotics Company. Subject and upon completion of the contemplated transaction, the Robotics Company is set to become a wholly owned subsidiary of Gix Internet.

Pursuant to the MOU and subject to the fulfillment of customary closing conditions in the forthcoming definitive agreement, the shareholders of the Robotics Company will transfer all their shares to Gix Internet in exchange for 30% of the issued and outstanding ordinary shares of Gix Internet. The shareholders of the Robotics Company will have the option to increase their holdings to 37.5% and 45% of the issued and outstanding shares of Gix Internet upon completion of two separate commercial milestones.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

E.	Gix Internet (continued)

Financing Agreement with Gix Media

On June 13, 2024, Gix Media and Bank Leumi entered into an addendum to an existing loan agreement in the amount of USD 4,989 thousand between the parties which was effective as of May 15, 2024, pursuant to which: (i) the addendum will be effective until August 31, 2024; (ii) Viewbix Inc. is obligated to transfer to Gix Media USD 600 thousand; (iii) a new covenant, measured by reference to positive EBTIDA was implemented; (iv) all payments due to Bank Leumi long-term bank loan were deferred to August 31, 2024 and from September 1, 2024, payments will be repaid as schedule until the end of the long-term bank loan; (v) a new USD 350 thousand loan was granted to Gix Media on June 13, 2024, to be repaid until August 30, 2024, alongside the existing credit facility to Gix Media, which remains equal to 80% of Gix Media’s customer balance; and (vi) Gix Media is obligated to perform a reduction in expenses, including reduction in force.

On September 11, 2024, Gix Media and Bank Leumi entered into an additional addendum which was effective from August 30, 2024, pursuant to which, inter alia: (i) the addendum will be effective until February 27, 2025; (ii) Viewbix Inc. is obligated to transfer to Gix Media USD 2 million until December 31, 2024; (iii) all payments due to Bank Leumi long-term bank loan were deferred to December 31, 2024 and from January 1, 2025, payments will be repaid as schedule until the end of the long-term bank loan.

Cortex Credit Line

On September 21, 2022, Cortex and Bank Leumi entered into an addendum to an existing loan agreement (“Cortex Loan Agreement”) between the parties, dated August 15, 2021. As part of the addendum to the loan agreement, Bank Leumi provided Cortex with a monthly renewable credit line of USD 1,500 thousand (the “Cortex Credit Line”). The Cortex Credit Line is determined every month at the level of 70% of Cortex’s customers’ balance. The amounts that are drawn from the Cortex Credit Line bear an annual interest of SOFR + 3.52% (Overnight Financing Rate Secured, guaranteed daily interest as determined in accordance with the Federal Bank in New York).

On April 27, 2023, Bank Leumi increased the Cortex Credit Line by USD 1,000.

In September 2023, Cortex and Bank Leumi entered into an additional addendum to the Cortex Loan Agreement, in which Bank Leumi extended the Cortex Credit Line of USD 2,500 by one year which will expire on September 20, 2024. The amounts that are drawn from the Cortex Credit Line bear an annual interest of SOFR + 4.08%.

On May 27, 2024, Cortex and Bank Leumi entered into an amendment to Cortex Loan Agreement, pursuant to which, the credit facility to Cortex will be 80% of Cortex’s customer balance and up to $2,000.

As of June 30, 2024, Cortex has drawn $800 of the Cortex Credit Line.

Loan agreement between the Company and Gix Internet

On February 8, 2024, the Company and Gix Internet signed an addendum to the loan agreement, effective as of January 1, 2024. Pursuant to the addendum, the loan repayment will be postponed until July 1, 2024. In addition, the Company will be entitled to request conversion of all or part of the balance loan in the following events (1) a change in the Gix Internet’s main business or entry into a new field of activity; or (2) completion of a transaction merger or consolidation with or into another corporation.

On August 22, 2024, the Company and Gix Internet signed an addendum to the loan agreement, effective as of July 1, 2024. Pursuant to the addendum, the loan repayment will be postponed until December 31, 2024.

The Company concluded that the modified loan terms do not represent a substantial modification in accordance with IFRS 9.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

E.	Gix Internet (continued)

Loan agreement between the Company and Viewbix Ltd.

On November 15, 2023, the Company (along with several lenders) signed a loan agreement with Viewbix Ltd., a wholly owned subsidiary of Viewbix Inc., in an aggregate amount of USD 480 thousand. The Company’s portion in this loan was USD 200 thousand (the “2023 Loan”).

In connection with the 2023 Loan, Viewbix Inc. issued to each lender a warrant to purchase shares of common stock (the “2023 Warrants”). The 2023 Warrants are exercisable to 480,000 shares of common stock, at an exercise price of USD 0.50 per share and will expire and cease to be exercisable on December 31, 2025.

The terms of the 2023 Loan were substantially amended on June 18, 2024, by the June 2024 Facility Agreement (see below). These amendments represent a substantial modification in accordance with IFRS 9. Accordingly, the terms modification was accounted for as an extinguishment of the original financial liability and the initial recognition of new financial instruments issued at their fair value as of the effective date of the June 2024 Facility Agreement.

As a result of the substantial modification of terms, the Group recognized a finance expense of USD 300 thousand and USD 1,833 thousand was recognized as a loss in connection with issuance of warrants in its interim condensed consolidated statement of loss and other comprehensive income for the six months period ended June 30, 2024

June 2024 Facility Agreement

On June 18, 2024, Viewbix Inc. entered into a credit facility agreement which was amended and restated on July 22, 2024 (the “June 2024 Facility Agreement”) for a USD 1 million credit facility (the “June 2024 Facility Loan Amount”) with a group of lenders including L.I.A. Pure Capital Ltd (the “June 2024 Lead Lender”, and collectively, the “June 2024 Lenders”). In addition to the June 2024 Facility Loan Amount, the June 2024 Facility Agreement includes modification to the terms of the outstanding debt in the amount of USD 531 thousand owed by Viewbix Inc. to the June 2024 Lenders (the “June 2024 Prior Loan Amount”, and together with the June 2024 Facility Loan Amount, the “June 2024 Loan Amount”).

The term (the “June 2024 Facility Term”) of the June 2024 Facility Agreement expires 12 months following the date of the June 2024 Facility Agreement (the “Initial Maturity Date”), provided that, if the effectiveness of an uplisting of the Viewbix Inc. shares of common stock to a national securities exchange (the “Uplist”) occurs prior to the Initial Maturity Date, the June 2024 Facility Term will expire 12 months following the effective date of the Uplist. The June 2024 Facility Agreement sets forth a drawdown schedule as follows: (i) an aggregate amount of USD 350 thousand was drawn down on the date of the Prior June 2024 Facility Agreement, (ii) an aggregate amount of USD 150 thousand drawn down upon the filing of the Company’s PIPE Registration Statement (as defined below) and (iii) an amount of USD 500 thousand drawn down upon the effectiveness of the Uplist.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

E.	Gix Internet (continued)

The June 2024 Facility Loan Amount accrues interest at a rate of 12% per annum, and Viewbix Inc. will also pay such interest on the June 2024 Prior Loan Amount, which is equal to USD 184 thousand (the “June 2024 Facility Interest”). The June 2024 Facility Interest was paid in advance for the first year of the June 2024 Facility in (i) shares of Viewbix Inc.’s common stock at a conversion rate of USD 0.25 for each U.S. dollar of June 2024 Facility Interest accrued on the respective June 2024 Loan Amount, equal to an aggregate of 734,716 shares of common stock (the “June 2024 Facility Shares”) and (b) a warrant to purchase a number of shares of common stock equal to the June 2024 Facility Shares (the “June 2024 Facility Warrant”).

Immediately following the effectiveness of the Uplist, (i) USD 663 thousand of the June 2024 Loan Amount will convert into shares of common stock at a conversion rate equal to USD 0.25 per share of Viewbix Inc.’s common stock (the “June 2024 Convertible Stock”) and (ii) Viewbix Inc. will issue a warrant in substantially the same form and on substantially the same terms as a June 2024 Facility Warrant to purchase a number of shares of Viewbix Inc.’s common stock equal to the June 2024 Convertible Stock with an exercise price of USD 0.25 per share (the “June 2024 Conversion Warrant”, and (i) and (ii), collectively a “June 2024 Conversion Unit”). Such portion of the June 2024 Loan Amount that is not converted into a June 2024 Conversion Unit will remain outstanding and will not convert following the Uplist. For the duration of the June 2024 Facility Term of the June 2024 Facility Agreement, the June 2024 Lenders may elect to convert after the effectiveness of the Uplist such unconverted portion of the June 2024 Loan Amount into additional June 2024 Conversion Units or, upon the expiration of the June 2024 Facility Term, such unconverted portion of the June 2024 Loan Amount will be repaid in accordance with the terms of the June 2024 Facility Agreement.

The June 2024 Facility Warrants are exercisable upon issuance at an exercise price of USD 0.25 per share of common stock and will have a three-year term from the issuance date.

In addition and in connection with the June 2024 Facility Agreement, Viewbix Inc. agreed to pay the June 2024 Lead Lender a commission consisting of (i) 200,000 shares of common stock, (ii) a warrant in substantially the same form and on substantially the same terms as the June 2024 Facility Warrant to purchase 200,000 shares of common stock with an exercise price of USD 0.25 per share (the “June 2024 Lead Lender Warrant”) and (iii) a warrant to purchase 2,500,000 shares of common stock with an exercise price of USD 1.00 per share, representing an aggregate exercise amount of USD 2.5 million, subject to beneficial ownership limitations and adjustments (the “June 2024 Lead Lender Fee Warrant” and together with the June 2024 Lead Lender Warrant and the June 2024 Facility Warrants, the “June 2024 Warrants”).

The conversion and conversion related features of the June 2024 facility loan were bifurcated from their host debt contract and recognized as liabilities measured at fair value at each cut-off date. The facility loan was initially recorded at its fair value and subsequently measured at cost. The June 2024 Facility Warrant issued as prepayment of interest and the June 2024 Lead Lender Warrant were initially recognized at fair value and classified as a liability measured at fair value at each cut-off date (see note 4).

Following the June 2024 Facility Agreement, Gix Internet’s holdings in Viewbix Inc. decreased from 76% to 71.11%. The transaction was recorded as a transaction with non-controlling interests in the Group’s consolidated statements of changes in shareholders equity for the period ended June 30, 2024.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

E.	Gix Internet (continued)

Private Placement

On July 3, 2024, Viewbix Inc. entered into a definitive securities purchase agreement (the “Purchase Agreement”) with a certain investor (the “Lead Investor”) for the purchase and sale in a private placement (the “Private Placement”) of units consisting of (i) 1,027,500 shares of Viewbix Inc.’s common stock at a purchase price of USD 0.25 per share (the “PIPE Shares”) and (ii) common stock purchase warrants to purchase up to 1,541,250 shares of Viewbix Inc.’s common stock (the “PIPE Warrants”) to the Lead Investor and other investors (collectively, the “Investors”) acceptable to the Lead Investor and Viewbix Inc. The aggregate gross proceeds received by Viewbix from the Private Placement were $257, of which $237 were received in June 2024 and the $20 remaining were received in July 2024. The effective date of the Purchase Agreement is June 30, 2024.

The PIPE Warrants are exercisable upon issuance at an exercise price of USD 0.25 per share and will have a three-year term from the issuance date. In addition, the PIPE Warrants are subject to an automatic exercise provision in the event that Viewbix Inc.’s shares of common stock are approved for listing on the Nasdaq Capital Market.

Upon the closing of the Private Placement, Viewbix Inc. agreed to pay the Lead Investor: (1) USD 10 thousand for actual and documented fees and expenses incurred and, (2) a commission consisting of (i) a cash fee of USD 123 thousand and (ii) 51,375 shares of Viewbix Inc.’s common stock.

In July 2024, Viewbix Inc. issued to the Investors 1,027,500 shares of common stock and 1,541,250 warrants in connection with the Private Placement.

Following the Private Placement, Gix Internet’s holdings in Viewbix Inc. decreased from 71.11% to 66.89%. The transaction was recorded as a transaction with non-controlling interests in the Group’s consolidated statements of changes in shareholders equity for the period ended June 30, 2024.

Stock Incentive Plan

On March 2, 2023, the Board of Directors of Viewbix Inc. approved the adoption of the 2023 stock incentive plan (the “2023 Plan”). The 2023 Plan permits the issuance of up to (i) 2,500,000 shares of Common Stock, plus (ii) an annual increase equal to the lesser of (A) 5% of Viewbix Inc.’s outstanding capital stock on the last day of the immediately preceding calendar year; and (B) such smaller amount as determined by the Board of Directors, provided that no more than 2,500,000 shares of common stock may be issued upon the exercise of incentive stock options. If any outstanding awards expire, are canceled or are forfeited, the underlying shares would be available for future grants under the 2023 Plan. As of the date of approval of the financial statements, Viewbix Inc. had reserved 2,500,000 shares of common stock for issuance under the 2023 Plan.

As of June 30, 2024, 51,020 stock-based awards were granted by Viewbix Inc. under the 2023 Plan and an expense of USD 12 thousand was recognized in the Group’s consolidated statements of income/loss and other comprehensive income/loss for the six months ended June 30, 2024.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

F.	Zig Miami 54

On September 13, 2023, the Company signed an operating agreement with Zig Investment Group LLC (“Zig Investment Group”), a Florida limited liability company, pursuant to which they formed a company, under the name Zig Miami 54 LLC (“Zig Miami 54”), a Florida limited liability company. The purpose of Zig Miami 54 is to acquire, improve, renovate, develop, manage, sell and otherwise deal with a commercial property located in Miami, Florida. The rights of Zig Miami 54 are exercised by Zig Investment Group, and the business and affairs of Zig Miami 54 are managed under the direction of Zig Investment Group (the “Manager”).

Under the terms of the agreement, the Company invested an amount of USD 2,000 thousand (the “Initial Capital Contribution”) in consideration of 60% of the issued and outstanding share capital of Zig Miami 54. The remaining 40% were allocated, without consideration, to Zig Investment Group.

In addition, Zig Miami 54 is entitled to receive a loan from the seller of the property (“Seller Loan”) in the amount of up to USD 1,500 thousand which is secured by a first lien on the property.

Additionally, under the terms of the agreement, commencing upon completion of phase I of the renovation work, the Manager shall distribute net cash from operations, with respect to each calendar quarter, during the next succeeding calendar quarter, or more frequently as determined by the Manager. All distributions of net cash from operations and net cash from capital transactions, including refinancing the existing Seller Loan, shall be made in the following order: (i) one hundred percent (100%) to repay all debts, regular operating expenses and obligations of Zig Miami 54, including the current periodic installments of principal and interest due on the Seller Loan; (ii) one hundred percent (100%) to the Company until the Company has received a return of one hundred percent (100%) of its Initial Capital Contribution; (iii) one hundred percent (100%) to Zig Investment Group to repay all cost overruns incurred by Zig Investment Group, if any, up to the maximum amount of USD 180 thousand; and (iv) pro rata to the Company and Zig Investment Group in accordance with their percentage interests.

Moreover, upon such time that the Company has received a distribution of one hundred percent (100%) of its Initial Capital Contribution, the Manager shall cause Zig Miami 54 to redeem from the Company, without any further consent or action of the Company, fifty percent (50%) of the Company’s interests in Zig Miami 54, equaling a thirty percent (30%) percentage interest in Zig Miami 54 and to, thereafter, issue to Zig Investment Group, additional interests in Zig Miami 54 equaling a thirty percent (30%) interest in Zig Miami 54. Following such redemption and issuance, Zig Investment Group will hold a seventy percent (70%) interest in Zig Miami 54 and the Company will hold a thirty percent (30%) interest in Zig Miami 54.

The closing of the agreement was on December 15, 2023 (the “Closing”). Following the Closing, Zig Miami 54 acquired the commercial property for an aggregate amount of USD 2,250 thousand and received a Seller Loan in the amount of USD 1,350 thousand.

The Initial Capital Contribution includes a loan and an investment. The Initial Capital Contribution was first allocated to the loan based on its fair value at the date of the Closing in an amount of USD 1,545 thousand (the “Loan”) with the residual of the Initial Capital Contribution in an amount of USD 455 thousand allocated to the investment (“Investment Purchase Price”).

The Loan is subsequently measured at fair value through profit or loss (FVTPL). As of June 30, 2024, and December 31, 2023, the fair value of the Loan was USD 1,533 thousand and USD 1,545 thousand, respectively.

The Company did not obtain any substantive processes, assembled workforce, or employees capable of producing outputs in connection with the acquisition. Therefore, the transaction was accounted for as an asset acquisition, as the acquired assets did not meet the definition of a business as defined by IFRS 3, Business Combinations.

The Investment Purchase Price was fully allocated to the commercial property.

Additionally, the management of the Company assessed whether it has control over Zig Miami 54 in accordance with IFRS 10 and determined that it has significant influence over Zig Miami 54. As such, the investment was accounted for using the equity method in accordance with IAS 28.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

G.	Polyrizon

Investment in shares

As of December 31, 2023, the Company held 38.76% of the issued and outstanding share capital of Polyrizon and the investment was accounted for using the equity method.

On May 12, 2024, the Company converted loans into 88,216 shares of Polyrizon. As of June 30, 2024, the Company held 38.31% of the issued and outstanding share capital of Polyrizon.

On July 2, 2024, the Company signed a sale agreement to sell a portion of its stake of 662,980 shares in Polyrizon. See note 10.4 for additional information.

Investment in options

In July 2020, the Company was granted an option (the “Original Option”) to invest an additional amount of up to USD 1 million in consideration for 3,107,223 shares of Polyrizon. The Original Option was exercisable until the earlier of (i) April 23, 2023, or (ii) the consummation by Polyrizon of equity financing of at least USD 500 thousand based on a pre-money valuation of at least USD 10 million. The Original Option was terminated on April 23, 2023.

On December 15, 2021, the Company was granted a new option (the “Alternative Option”) to invest an amount of USD 2 million in Polyrizon at a price per share equal to 125% the price per share at Polyrizon’s IPO (as defined below). The Alternative option is exercisable for a period of 3 years following the closing of Polyrizon’s initial public offering (“Polyrizon’s IPO”). On November 21, 2023, the Company signed an amendment to the share purchase agreement according to which, the Alternative Option will be exercisable upon a completion of listing Polyrizon’s ordinary shares for trading on the NASDAQ, whether via an initial public offering, merger, or by any other listing, provided however, that such listing takes place on or prior to December 31, 2024.

The fair value was determined based on management’s expectations for the IPO scenario. As of June 30, 2024, and December 31, 2023, the fair value of the Alternative Option was 289 USD and USD 105 thousand, respectively.

Convertible loan agreement

On February 12, 2023, the Company and other lenders signed a convertible loan agreement with Polyrizon for an aggregate amount of USD 180 thousand, of which the Company lent USD 80 thousand. The loan bears an interest of 4% per annum. The loan will be automatically converted into shares in the event of a securities issuance or a financing round of at least USD 500 thousand at a discount of 20%. The loan was accounted for as financial assets at fair value through profit or loss (FVTPL). As of December 31, 2023, the fair value of the loan was USD 78 thousand. On May 12, 2024, the loan was converted into 88,216 shares of Polyrizon.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

H.	Charging Robotics

Charging Robotics is a company operating in the electric vehicle and wireless charging sector. Charging Robotics was formed as a wholly owned subsidiary of the Company on February 1, 2021.

On February 19, 2021, the Company entered into the venture agreement, with Mr. Amir Zaid and Mr. Weijian Zhou (the founders of Emuze Ltd., a privately held company that designs and develops electric mobility micro vehicles), and Charging Robotics (the “Venture Agreement”), under which the Company formed a venture, under the name Revoltz Ltd. (“Revoltz”), to develop and commercialize three modular electric vehicle (“EV”) micro mobility vehicles for urban individual use and “last mile” cargo delivery.

Under the terms of the Venture Agreement, the Company invested an amount of USD 250 thousand in consideration of 19,990 ordinary shares of Revoltz, representing 19.99% of Revoltz’s issued and outstanding share capital on a fully diluted basis. The Venture Agreement requires the Company to invest an additional USD 400 thousand in a second tranche, subject to Revoltz achieving certain post-closing milestones, for 37.5% of Revoltz’s issued and outstanding share capital. As of June 30, 2024, the milestones were not achieved, therefore no additional investments occurred. The investment in Revoltz was accounted for using the equity method. The additional investment requirement was accounted for as a derivative liability measured at fair value through profit or loss. As of June 30, 2024, the fair value of the derivative liability was concluded to be immaterial.

On July 28, 2022, Charging Robotics entered into a convertible loan agreement with Revoltz pursuant to which Charging Robotics was required to invest an amount of USD 60 thousand in Revoltz (the “Loan Principal Amount”). In addition, Charging Robotics is entitled to provide Revoltz an additional loan of up to USD 340 thousand, at its sole discretion upon Revoltz’ request (the “Additional Amount”, and together with the Loan Principal Amount, the “Total Loan Amount”). The Total Loan Amount shall carry interest at the minimum rate prescribed by Israeli law. The Loan Principal Amount was accounted for as a financial asset at fair value through profit or loss (FVTPL). The fair value of the loan as of June 30, 2024 was USD 62 thousand.

On March 28, 2023, the Company signed a securities exchange agreement with Fuel Doctor to sell all its shares in Charging Robotics to Fuel Doctor. See note 3J.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

I.	SciSparc and Buffalo

SciSparc is a company formed under the laws of the State of Israel. SciSparc listed its American Depository Shares on the OTCQB until December 7, 2021, after which SciSparc uplisted to NASDAQ.

Buffalo Investments Ltd. (“Buffalo”), an Israeli private company, owned 150,000 options to purchase 150,000 shares of SciSparc at an exercise price of USD 5.02 per share. On December 7, 2021, the Company entered into an option purchase agreement with Buffalo (the “Buffalo Agreement”) for the purchase of the 150,000 options in consideration for USD 0.72 per option. The Company paid USD 72 thousand in this transaction. Additionally, the Company was obligated to immediately exercise all such options into shares and the Company paid SciSparc an additional USD 753 thousand in this transaction. According to the Buffalo Agreement, Buffalo undertook to purchase 85% of the shares back from the Company within 3 months following the Buffalo Agreement (the “Purchase Period”) in consideration for USD 6.05 per share and for a total consideration of USD 771 thousand.

In April 2022, the Buffalo Agreement was amended such that the Company extended the Purchase Period until June 7, 2022.

On June 30, 2022, the Buffalo Agreement was amended such that the Company extended the Purchase Period until December 31, 2022, and Buffalo undertook to purchase 90% of the shares back from the Company in consideration for USD 6.05 per share and for a total consideration of USD 817 thousand.

On March 16, 2023, the Company signed an amendment to the Buffalo Agreement (the “Amendment”).

According to the Amendment, instead of purchasing 90% of the shares back from the Company for a total consideration of USD 817 thousand, which was originally agreed under the Buffalo Agreement, Buffalo will transfer to the Company, without any consideration, 309,000 shares of Hydreight Technologies Inc., 77,980 shares of Viewbix Inc., 84,000 shares of SciSparc, 36,000 shares of Clearmind Medicine Inc. and 31,250 shares of Colugo Systems Ltd. with an aggregate value of USD 937 thousand, reflecting a compensation of USD 120 thousand.

As a result, on March 16, 2023, the Company recorded an amount of USD 937 thousand within other receivables and derecognized the forward contract asset in the amount of USD 577 thousand. The difference between the value of the shares to be transferred under the Amendment (USD 937 thousand) and the value of the forward contract asset (USD 577 thousand) was recorded in profit and loss in the consolidated statement of income/loss and other comprehensive income/loss.

As of June 30, 2024, the Company received 84,000 shares of SciSparc, 309,000 shares of Hydreight Technologies Inc., 36,000 shares of Clearmind Medicine Inc. and 77,980 shares of Viewbix Inc. The investments were accounted for as investments at fair value through profit or loss (FVTPL).

As of June 30, 2024, Colugo Systems’ Ltd. shares were not received. As such, they were recorded within other receivables in the consolidated statements of financial position as of June 30, 2024, in an amount of USD 500 thousand representing their fair value.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

J.	Charging Robotics Inc. (Formally “Fuel Doctor”

On December 21, 2021, the Company purchased 90,000,000 shares of Fuel Doctor, which represented 35.06% of the issued and outstanding shares of Fuel Doctor for a total consideration of USD 263 thousand. The Company gained a significant influence over Fuel Doctor and aforementioned the investment was accounted for using the equity method.

On March 28, 2023, the Company signed a securities exchange agreement with Fuel Doctor to sell all its shares in Charging Robotics to Fuel Doctor in exchange for 827,543,253 newly issued shares of Fuel Doctor’s common stock equal to 76.25% of the total number of shares of Fuel Doctor’s common stock issued and outstanding as of April 7, 2023 (the “Closing”) on a fully diluted basis. In the financial statements of Fuel Doctor, the share exchange was accounted for as a reverse acquisition where Fuel Doctor was identified as the accounting acquirer. The financial statements of Fuel Doctor are consolidated in these financial statements from the Closing date.

As of June 30, 2024, and December 31, 2023, the Company held 67% of the issued and outstanding share capital of Fuel Doctor.

K.	Laminera

On August 10, 2022, the Company signed a bridge loan agreement with Laminera in the amount of USD 100 thousand. The loan will bear an annual interest of 8% and will be repaid no later than September 1, 2024. The loan repayment will be accelerated earlier in the event of closing of an equity financing round or rights offering, an IPO or a default event as described in the bridge loan agreement. The loan was accounted for as financial assets measured at amortized cost.

Management of the Company assessed whether there is objective evidence that its net investment in Laminera was impaired. As Laminera continues to have zero revenues and generate operating losses, and as the Company does not plan additional investments in Laminera, the Company considered the value of the investment as of December 31, 2023. As the Company does not believe this investment will generate any cash flows in the foreseeable future, the Company decided to write off the entire amount of the investment in Laminera and recorded an impairment loss of USD 1,176 thousand within equity losses in the consolidated statements of income/loss and other comprehensive income/loss for the year ended December 31, 2023.

In addition, the Company decided to write off the entire amount of the loan and recognized a loss in the amount of USD 90 thousand withing the consolidated statements of income/loss and other comprehensive income/loss for the year ended December 31, 2023.

As of June 30, 2024, the Company held 19.7% of the issued and outstanding shares of Laminera.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INTEREST IN OTHER ENTITIES (continued)

L.	Metagramm

On April 13, 2023, the Company entered into a share purchase agreement to acquire 19.9% of Metagramm, an AI, machine learning (ML) communication and grammar assistant software. In return, the Company paid Metagramm USD 250 thousand in Company’s shares. The investment was accounted for as investments at fair value through profit or loss (FVTPL).

As of June 30, 2024, and December 31, 2023, the Company held 19.9% of the issued and outstanding shares of Metagramm.

In addition, pursuant to the share purchase agreement, the Company loaned Metagramm USD 250 thousand in order to fund a pilot. The loan bears an interest rate of 6% per annum. The loan will be repaid upon the completion of the pilot, in eight quarterly installments starting from the first day of the third year after the grant date. The loan was accounted for as financial assets measured at amortized cost.

In the event that the pilot approval is not successfully completed within 15 months after the Closing, Metagramm will repay the loan and any interest on a monthly basis. In such case, the Company will have the option to receive additional shares of Metagramm, at no cost, in such number that immediately after, the Company’s holdings in Metagramm will increase to 31.25%. The option is measured at fair value through profit or loss. As of June 30, 2024, the fair value of the option was estimated to be inconsequential.

In addition, in the event of any fundraising transaction, the Company will have the option to be reimbursed the full loan amount with accrued interest immediately following the fundraising transaction or to convert the loan into Metagramm’s shares at a 20% discount.

For more information, see note 10.3

M.	A.I Conversation Systems

On August 23, 2022, the Company signed a convertible loan agreement with A.I Artificial Intelligence Research and Development Ltd. (“A.I R&D”) for the assignment of a loan it has given to A.I Conversation Systems, a public company traded in Tel Aviv. The original loan amount was NIS 6,000 thousand (USD 1,800 thousand). According to the agreement, the Company purchased from A.I R&D 50% from the original loan in exchange for USD 914 thousand (NIS 3,000 thousand) in the same terms of the original loan given to A.I Conversation Systems.

According to the agreement, the loan will bear an interest of 1% per month. Additionally, A.I Conversation Systems has the right to choose to repay the loan and interest in cash or to convert it into shares of A.I Conversation Systems on March 13, 2023. Under the conversion option, the number of shares will be equal to the loan (NIS 3,000 thousand) plus NIS 1,750 thousand (USD 1,300 thousand) divided by the average quoted price per share of A.I Conversation Systems during a period of 30 trading days preceding the conversion decision.

On February 16, 2023, the Company purchased 118,400 shares of A.I Conversation Systems for a total of USD 84 thousand (NIS 296 thousand). The investment was accounted for as investment at fair value through profit or loss.

On June 13, 2023, the board of directors of A.I Conversation Systems approved the conversion of the loan into shares, subject to the approval of the shareholders of A.I Conversation Systems at the general meeting of the shareholders (the “General Meeting”). As such, the number of shares to be issued to the Company determined to be 2,650,423 shares which equals NIS 4,750 thousand divided by the average quoted price per share of A.I Conversation Systems during a period of 30 trading days preceding June 13, 2023. The decision of the Board of Directors was subject to the approval of at the General Meeting.

On September 5, 2023, the loan conversation was approved during the General Meeting. As a result, the loan was converted into 2,650,423 shares of A.I Conversation Systems which represented 36.08% holdings of the issued and outstanding shares of A.I Conversation Systems and as of this date, the investment was accounted for using the equity method. The fair value of the loan as of September 5, 2023, was USD 721 thousand (NIS 2,748 thousand).

The Company did not obtain any substantive processes, assembled workforce, or employees capable of producing outputs in connection with the acquisition. Therefore, the transaction was accounted for as an asset acquisition, as the acquired assets did not meet the definition of a business as defined by IFRS 3, Business Combinations.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS

Below is an analysis of the financial instruments carried at fair value. The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 3).

Financial assets

A.	The following table presents the level 1 and level 3 fair value financial assets - investments in shares and warrants as of June 30, 2024, and December 31, 2023

	June 30, 2024			December 31, 2023
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands
Safe Foods Inc. shares	1	-	1	4	-	4
Maris-Tech Ltd. shares	150	-	150	107	-	107
Maris-Tech Ltd. warrants	-	9	9	-	12	12
Tondo Smart Ltd. shares	91	-	91	106	-	106
Safee shares	-	400	400	-	400	400
SciSparc shares	3	-	3	83	-	83
Polyrizon warrants	-	289	289	-	105	105
Jeffs’ Brands warrants	8	78	86	-	-	-
Jeffs’ Brands shares	125	-	125
Elbit Imaging Ltd. shares	405	-	405	468	-	468
Hydreight Technologies Inc. shares	74	-	74	104	-	104
Clearmind Medicine Inc. warrants	-	1	1	-	3	3
Clearmind Medicine Inc. shares	13	-	13	21	-	21
Metagramm shares	-	250	250	-	250	250
Colugo Systems Ltd. shares	-	400	400	-	400	400
Bubbles Intergroup Ltd. shares	103	-	103	98	-	98
Automax Ltd warrants	6	-	6	6	-	6
Automax Ltd. shares	175	-	175	324	-	324
Elbit Medical Technologies Ltd. shares	7	-	7	12	-	12
Parazero shares	1,389	-	1,389	1,436	-	1,436
Total	2,550	1,427	3,977	2,769	1,170	3,939

B.	The following table presents the level 1 and level 3 fair value financial assets – loans to associates as of June 30, 2024, and December 31, 2023

	June 30, 2024			December 31, 2023
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands
Loan to Revoltz	-	62	62	-	62	62
Loan to Polyrizon	-	-	-	-	78	78
Loan to Zig Miami 54 (note 3F)	-	1,533	1,533	-	1,545	1,545
Total	-	1,595	1,595	-	1,685	1,685

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS (continued)

Financial assets (continued)

C.	The following table presents the level 1 and level 3 fair value financial assets included in other receivables as of June 30, 2024, and December 31, 2023

	June 30, 2024			December 31, 2023
	Level 1	Level 3	Total	Level 1	Level 3	Total
	USD in thousands
Shares receivable from the Amendment of the Buffalo Agreement (note 3I)	-	500	500	10	500	510
Total	-	500	500	10	500	510

D.	The following table presents the Level 1 financial assets – investments in shares and warrants roll-forward during the six months ended June 30, 2024:

	Safe Foods Inc shares	Tondo Smart Ltd shares	Bubbles Intergroup Ltd. shares	Jeffs’ Brands shares	Hydreight Technologies Inc shares	SciSparc shares	Maris-Tech Ltd. shares	Automax Ltd. warrants	Jeffs’ Brands warrants	Clearmind Medicine Inc. shares	Elbit Imaging Ltd. shares	Automax Ltd. shares	Parazero shares	Elbit Medical Technologies Ltd. shares	Total
	USD in thousands
Balance as of January 1, 2024	4	106	98	-	104	83	107	6	-	21	468	324	1,436	12	2,769
Deconsolidation of Jeffs’ Brands	-	-	-	1,393	-	(50)	-	-	42	-	-	-	-	-	1,385
Net changes at fair value recognized through profit or loss	(3)	(15)	5	(1,268)	(30)	(30)	43	1	(34)	(8)	(63)	(149)	(47)	(5)	(1,603)
Sale of securities	-	-	-	-	-	-	-	(1)	-	-	-	-	-	-	(1)
Balance as of June 30, 2024	1	91	103	125	74	3	150	6	8	13	405	175	1,389	7	2,550

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS (continued)

Financial assets (continued)

E.	The following table presents the Level 3 financial assets – investments in shares and warrants roll-forward during the six months ended June 30, 2024:

	Maris- Tech Ltd. shares and warrants	Polyrizon warrants	Clearmind Medicine Inc. warrants	Jeffs’ Brands warrants	Safee shares	Colugo Systems Ltd. shares	Metagramm shares	Total
	USD in thousands
Balance as of January 1, 2024	12	105	3	-	400	400	250	1,170
Net changes at fair value recognized through profit or loss	(3)	184	(2)	(39)	-	-	-	140
Deconsolidation of Jeffs’ Brands upon loss f control	-	-	-	117	-	-	-	117
Balance as of June 30, 2024	9	289	1	78	400	400	250	1,427

F.	The following table presents the Level 3 financial assets – loans to associates and others roll-forward during the six months ended June 30, 2024:

	Loan to Revoltz	Loan to Polyrizon	Loan to Zig Miami 54	Total
	USD in thousands
Balance as of January 1, 2024	62	78	1,545	1,685
Net changes at fair value recognized through profit or loss		22	(12)	10
Loan conversion		(100)		(100)
Balance as of June 30, 2024	62	-	1,533	1,595

G.	The following table presents the level 1 and level 3 fair value financial assets included in other receivables roll-forward during the six months ended June 30, 2024:

	Shares receivable	Total
	USD in thousands
Balance as of January 1, 2024	510	510
Transfer to investments in shares	(8)	(8)
Net changes at fair value recognized through profit or loss	(2)	-
Balance as of June 30, 2024	500	502

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS (continued)

Financial liabilities

Level 3 financial liabilities:

As of December 31, 2023, the Group had financial liabilities measured at level 3 – mainly from derivative liabilities of Jeffs’ Brands.

As of June 30, 2024, the Group had financial liabilities measured at level 3 – mainly from the June 2024 Facility Agreement entered into by Viewbix Inc. (see note 3E).

The fair value of the financial instruments under the June 2024 Facility Agreement, as of June 18, 2024, was calculated using the following inputs: share price: USD 0.118, expected volatility: 125%, exercise price: USD 0.25, risk-free interest rate: 4.41%, expected life: 3.0 years.

The fair value of the financial instruments estimated by the Group’s management as of June 30 and June 18, 2024, was substantially the same.

H.	The following table presents the financial liabilities that were measured at fair value through profit or loss at level 3:

	June 30, 2024	December 31, 2023
	USD in thousands
Warrants at fair value issued by subsidiaries	2,025	1,897
Embedded derivatives	284	-
	2,309	1,897

I.	The following table presents the Level 3 financial liabilities roll-forward:

Warrants
USD in thousands
Balance as of January 1, 2024	1,897
Deconsolidation of Jeffs’ Brands upon loss of control	(1,874)
Viewbix June 2024 Facility Agreement (see note 3E)	2,286
Balance as of June 30, 2024	2,309

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - GOODWILL AND INATANGIBLE ASSETS

A.	Details of the Company’s Intangible assets:

	June 30,	December 31,
	2024	2023
	Unaudited	Audited
	USD in thousands

Technology	7,067	8,042
Customer relationship	4,178	4,601
Patent	104	100
Brand name	-	6,043
Goodwill	6,174	8,550
Intangible assets, net	17,523	27,336

B.	Changes during the period:

A.	On January 25, 2024, Jeffs’ Brands entered into a private placement transaction with certain institutional investors for aggregate gross proceeds of approximately USD 7,275 thousand. The Company did not participate in the private placement and as a result its holdings in Jeffs’ Brands decreased to 13.37% of Jeffs’ Brands issued and outstanding share capital, which resulted deconsolidation and resulted loss of control in Jeffs’ Brands as of January 28, 2024. As a result, the brand name and the goodwill related to Jeffs’ Brands were deconsolidated as of such date.

B.	As of June 30, 2024, the Group identified indicators of impairment of the online advertising and internet traffic routing reporting unit. As a result, the Group performed an impairment test which included a quantitative analysis of the fair value of the reporting unit. The fair value was estimated using the income approach, which is based on the present value of the future cash flows attributable to the reporting unit. The Group compared the fair value of the reporting unit to its carrying amount. As the carrying amount exceeded the fair value, the Group recognized an impairment loss of USD 1,802 thousand in the consolidated statements of income/loss and other comprehensive income/loss, which was driven mainly due to a decrease in the cash flow projections.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - EQUITY

a.	Share capital:

1)	Composed as follows:

	Number of shares
	Authorized		Issued and paid
	June 30,	December 31,	June 30,	December 31,
	2024	2023	2024	2023
	In thousands
Ordinary shares of no-par value	200,000	200,000	28,852	27,989

2)	The ordinary shares confer upon their holders’ voting rights and the right to participate in shareholders’ meetings, the right to receive dividends and the right to participate in surplus assets in the event of liquidation of the Company.

3)	On May 8, 2024, the Company issued 862,298 Ordinary Shares in relation to RSUs grants.

b.	Share based payments

In August 2013, the Company board of directors approved and adopted the Company 2013 Share Option and Incentive Plan, or the 2013 Plan, which expires in August 2023. The 2013 Plan provides for the issuance of shares and the granting of options, restricted shares, restricted share units and other share-based awards to employees, directors, officers, consultants, advisors, and service providers of us and the Company U.S. Subsidiary. The Plan provides for awards to be issued at the determination of the Company’s board of directors in accordance with applicable law.

In June 2021, the Company’s board of directors approved the grant of 1,280,000 options pursuant to the Company’s option plan, to certain employees, consultants and directors.

In October 2021, the Company’s board of directors approved the grant of 90,000 options to consultants.

The amounts of expenses that were recorded for options to employees and other service providers are USD 14 thousand and USD 143 thousand for the six months ended June 30, 2024 and 2023, respectively.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - EQUITY (continued)

c.

Restricted Share Units

On June 15, 2023, the Board approved a grant of restricted share units (RSUs) to the Company’s Directors, Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), employees and to an advisor of the Company, subject to the approval of shareholders at the general meeting of the shareholders.

On August 8, 2023, the Company’s shareholders approved the RSUs grants at the Company’s annual general meeting. The RSUs shall vest over a period of three years commencing on January 1, 2023, with 1/12 of such options vesting at the end of each subsequent three-month period following the grant.

The RSUs grant will be in accordance and pursuant to Section 102 of the Income Tax Ordinance [New Version] (“Tax Ordinance”), if applicable, and the RSUs will be accelerated upon the closing of a material transaction, resulting in change of control of the Company.

During the six months ended June 30, 2024, the Company recognized an expense in the aggregated amount of USD 130 thousand in relation to these RSUs.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Transactions with related parties:

1)	Composed as follows:

	Six months ended June 30,
	2024	2023
	USD in thousands

Compensations to key officers (1)	784	1,032
Compensation to directors (2)	457	578
Directors’ and Officers’ insurance	191	468
Consultant services (3)	16	95
Compensation to member of senior management of Gix Internet (4)	93	102
Eventer revenues from related parties	-	15
Jeffs’ Brands cost of revenues from related parties (5)	36	313
Jeffs’ Brands income from related parties (6)	(10)	(158)
Jeffs’ Brands royalties paid to related parties (7)	2	8
Management fees from Jeffs’ Brands included in revenues (8)	(100)	-
Royalties from Jeffs’ Brands included in revenues (9)	(10)	-
Management fees from Parazero included in revenues (10)	(60)	-

(1)	Includes granted options benefit in the aggregated amount of USD 3 thousand and USD 56 thousand for the six months period ended June 30, 2024, and 2023, respectively. Also Includes grant of RSUs in the aggregated amount of USD 31 thousand and USD 67 thousand for the six months period ended June 30, 2024, and 2023, respectively.

(2)	Includes granted options benefit in the aggregated amount of USD 6 thousand and USD 87 thousand for the six months period ended June 30, 2024, and 2023, respectively. Also Includes grant of RSUs in the aggregated amount of USD 54 thousand and USD 115 thousand for the six months period ended June 30, 2024, and 2023, respectively.

(3)	Includes consulting fees to Pure Capital who is a related party of Jeffs’ Brands.

(4)	Compensation to Cortex’s CTO, a related party of Gix Internet.

(5)	Includes inventory storage expenses to Pure NJ Logistics LLC who is a related party of Jeffs’ Brands.

(6)	Includes consulting income and a one-time signing bonus from SciSparc Nutraceuticals who is a related party of Jeffs’ Brands.

(7)	Includes royalties paid to Pure Capital who is a related party of Jeffs’ Brands.

(8)	On April 30, 2024, the Company and Jeffs’ Brands signed a consulting agreement according to which, the Company will provide Jeffs’ Brands with business consulting services in exchange of monthly management fees of USD 20 thousand.

(9)	Includes royalties the Company received from Jeffs’ Brands.

(10)	On August 1, 2024, the Company and Parazero signed a consulting agreement pursuant to which, the Company will provide Parazero with business consulting services in exchange of monthly management fees of USD 10 thousand.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

a.	Transactions with related parties: (continued)

2)	Indemnification, exemption and insurance for directors and officers of the Company:

a.	The Company provides its directors and officers with an obligation for indemnification and exemption.

b.	The Company has a D&O liability insurance policy covering all the Company’s directors and officers. The current policy provides limits of USD 4,000,000 in the total aggregate for all loss. The policy was placed for a period of 17 months at a premium of USD 191 thousand (for the period). It includes a deductible of USD 300,000 for each claim, other than securities related claims filed in the United States or Canada, for which the deductible is USD 1,000,000.

b.	Balances with related parties:

(1)	Current assets under related parties section:

	June 30,	December 31,
	2024	2023
	USD in thousands

Other receivables (a related party of Gix Internet)	53	53
Other receivables (a related party of Eventer)	-	6
	53	59

(2)	Current assets under loans to associates section:

	June 30,	December 31,
	2024	2023
	USD in thousands

Loan to Zig Miami 54 (note 3F)	1,533	1,545
Loan to Polyrizon	-	77
Loan to Revoltz	62	62
	1,595	1,684

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

b.	Balances with related parties: (continued)

(3)	Current assets under loans to others section:

	June 30,	December 31,
	2024	2023
	USD in thousands

Loan to Metagramm	268	250
Loan to Safee	-	126
	268	376

(4)	Current Liabilities:

	June 30,	December 31,
	2024	2023
	USD in thousands

Compensation to key management personnel (*)	600	681
Current liabilities to related parties of Jeffs’ Brands	-	216
Other accrued expenses to related parties of Gix Internet	4	6
Other accrued expenses to related parties of Eventer	-	6
	604	909

Loans from related parties of Viewbix Ltd. (note 3E)	121	187
Derivative warrant liability to related parties of Viewbix Inc. (note 3E)	7	-
Short-term convertible loans from related parties of Viewbix Inc. (note 3E)	44	-
Embedded derivative to related parties of Viewbix Inc. (note 3E)	134	-

*	As of June 30, 2024, these balances include compensation to key management personnel of the Company, Eventer, Gix Internet and Fuel Doctor.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - REVENUES

a.	Disaggregation of Revenues:

The following table present the Group’s revenues disaggregated by revenue type:

	Six months ended June 30,
	2024	2023
	USD in thousands

Revenues from commissions (from Eventer)	796	1,498
Products (from Jeffs’ Brands) *	1,002	3,871
Management fees (from Xylo Technologies) **	170	-
Revenues from internet services (from Gix Internet)	17,335	48,016
	19,303	53,385

(*)	The revenues from Jeffs’ Brands are presented for the period from January 1, 2024 to January 28, 2024.

(**)	Revenues from consulting services to Jeffs’ Brands and Parazero (see note 7(a)).

b.	Major customers

Set forth below is a breakdown of Company’s revenue by major customers (major customer - revenues from these customers constitute at least 10% of total revenues):

	Six months ended June 30
	2024	2023
	USD in thousands
Customer A	3,399	7,753

Customer B	2,312	8,109

Customer C	2,429	-

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - SEGMENTS

As of June 30, 2024, the Group identified seven operating segments as follows: corporate, e-commerce, online advertising & internet traffic routing, online event management, medical, real-estate and electronics.

The Company concluded that the medical, real-estate and electronics segments are not “reportable segments” as defined in IFRS 8, Operating Segments. As such, these segments were combined and disclosed under “Others”.

The CODM measures and evaluates the operating performance of the Group’s segments based on operating loss (income), assets and liabilities.

The table set forth other information of the Group:

	June 30, 2024
	Corporate	E-commerce	Online Advertising & Internet Traffic Routing	Online Event Management	Others	Adjustments and eliminations		Total
	USD in thousands

Total segments’ assets	7,469	-	24,628	2,159	3,642	1,394	(*)	39,292

Total segments’ liabilities	(744)	-	(19,972)	(1,979)	(678)	-		(23,371)

(*)	Includes investments accounted for using the equity method of USD 810 thousand and USD 370 thousand in relation to Polyrizon and Zig Miami 54, respectively. In addition, includes loan to Zig Miami 54 in an amount of USD 1,533 thousand.

	December 31, 2023
	Corporate	E-commerce	Online Advertising & Internet Traffic Routing	Online Event Management	Others		Adjustments and eliminations	Total
	USD in thousands

Total segments’ assets	10,708	13,122	35,178	1,874	3,444	(*)	(430)	63,896

Total segments’ liabilities	(867)	(4,483)	(25,723)	(2,015)	(605)		2,232	(31,461)

(*)	Includes investments accounted for using the equity method of USD 498 thousand and USD 370 thousand in relation to Polyrizon and Zig Miami 54, respectively. In addition, includes loan to Zig Miami 54 in an amount of USD 1,545 thousand.

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - SEGMENTS (continued)

The table set forth the operating results of the Group:

	Six months ended June 30, 2024
	Corporate	E-commerce**	Online Advertising & Internet Traffic Routing	Online Event Management	Others	Adjustments and eliminations	Total
	USD in thousands

External revenues	170	1,002	17,335	796	-	-	19,303

Segment results - operating loss	(1,409)	(567)	(3,887)	(249)	(468)*	(1,479)	(8,059)

Non-operating income (loss)	-	10	(1,642)	-	-	(1,319)	(2,951)

Finance income (loss)	115	(26)	(855)	(60)	-	(94)	(920)

Loss before taxes on income	(1,294)	(583)	(6,384)	(309)	(468)	(2,892)	(11,930)

Tax benefit (expense) on income	-	25	20	-	-	-	45

Segment results - net loss	(1,294)	(558)	(6,364)	(309)	(468)	(2,892)	(11,885)

*	Includes equity losses of USD 23 thousand in relation to Revoltz and USD 77 thousand in relation to Polyrizon.

**	The operating results from Jeffs’ Brands are presented for the period from January 1, 2024 to January 28, 2024.

	Six months ended June 30, 2023
	Corporate	E-commerce	Online Advertising & Internet Traffic Routing	Online Event Management	Others	Adjustments	Total
	USD in thousands

External revenues	-	3,871	48,016	1,498	-	-	53,385

Segment results - operating income (loss)	(6,301)	(2,131)	(46)	140	(1,452)*	-	(9,790)

Non-operating income	157	1,252	-	-	-	-	1,409

Finance income (loss)	(219)	(193)	(765)	(55)	(7)	261	(978)

Profit (Loss) before taxes on income	(6,363)	(1,072)	(811)	85	(1,459)	261	(9,359)

Tax benefit (expense) on income	3	(9)	(340)	-	-	169	(177)

Segment results - net profit (loss)	(6,360)	(1,081)	(1,151)	85	(1,459)	430	(9,536)

XYLO TECHNOLOGIES LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SUBSEQUENT EVENTS

1.	On July 3, 2024, Viewbix Inc. entered into a definitive securities purchase agreement (the “Purchase Agreement”) with a certain investor (the “Lead Investor”) for the purchase and sale in a private placement (the “Private Placement”). For more information, see note 3E.

2.	On July 4, 2024, Viewbix Inc. entered into a credit facility agreement, as restated on July 22, 2024, and amended on July 25, 2024, for USD 2.5 million. The amount will accrue interest at a rate of 12% per annum and will be paid in shares and warrants.

3.	On July 21, 2024, the Company and Metagramm signed an amendment to the agreement according to which after 3 months from the amendment date, Metagramm will pay the Company USD 15 thousand per month. In the event the pilot will not be approved commencing 6 months of the amendment date, Metagramm will repay the loan including all recruiting interest, in monthly repayments, at the monthly amount of the highest of: (i) USD 10 thousand or (ii) 60%of Metagramm’s monthly profit. Metagramm will commence the monthly payments at the earlier of 6 months commencing the amendment date or commencing the dated of the pilot approval.

4.	On July 2, 2024, the Company signed a sales agreement to sell a portion of its stake of 662,980 shares in Polyrizon for total proceeds of approximately USD 340 thousand. As a result, the Company’s holdings in Polyrizon were diluted from 38.31% to 9.75% of the issued and outstanding share capital of Polyrizon.

5.	On July 28, 2024, Viewbix Inc. entered into a second credit facility agreement for USD 3 million with certain lenders. The loan amount will accrue interest at a rate of 12% per annum and will be paid in shares and warrants.

6.	On July 31, 2024, Viewbix Inc. entered into a Securities Exchange Agreement, with Metagramm pursuant to which Viewbix Inc. agreed to issue to Metagramm 9.99% of its issued and outstanding share capital in exchange for 19.99% of Metagramm’s issued and outstanding share capital. The transactions are expected to close following the Uplist (as defined in note 3E).

7.	On August 5, 2024, the Company effected a ratio change which resulted in a reverse split of the Company’s American Depositary Receipt, or ADR, program on the basis of one (1) new ADS for every 2.666666 old ADSs held. As a result, the number of ordinary shares of the Company represented by each American Depositary Share, or ADS, was changed from fifteen (15) ordinary shares to forty (40) ordinary shares effective as of August 5, 2024.

8.

On August 13, 2024, Polyrizon entered into an agreement with SciSparc for the purchase of an exclusive, worldwide, royalty-bearing license with respect to intellectual property rights associated with SciSparc’s SCI-160 platform (the “Licensed Patent Rights”), in order to research, develop and commercialize the Licensed Patent Rights in connection with the diagnosis, prevention, and treatment of pain in humans.

Pursuant to the terms of the agreement, SciSparc is entitled to up to USD 3.32 million based on the achievement of certain milestones, including (i) USD 50 thousand upon a successful preclinical safety test, (ii) USD 100 thousand upon first patient enrolled in phase I clinical trial, (iii) USD 120 thousand upon first patient enrolled in Phase 2a clinical trial, (iv) USD 150 thousand upon first patient enrolled in Phase 2b clinical trial, (v) USD 500 thousand upon first patient enrolled in Phase 3 clinical trials, (vi) USD 800 thousand upon approval by the FDA, (vii) USD 800 thousand upon approval by an EU regulatory body, and (viii) USD 800 thousand upon regulatory approval in any additional jurisdiction.

Additionally, SciSparc is eligible to receive royalties, on a country-by-country and product-by-product basis, at a rate of 5%, on aggregate net sales of a product that is based on the Licensed Patent Rights for a period of fifteen years from the date of the first sale of a Licensed Product, on a country-by-country basis, or through the date of expiration of valid claims of any licensed patents with respect to a Licensed Product in such country, if longer.

In consideration for purchase of the license, Polyrizon issued to SciSparc 320,000 ordinary shares and additionally committed to issue to Sciparc additional securities in the occurrence of certain events, including the listing of Polyrizon’s shares on a public exchange pursuant to an initial public offering, for a period of two years, such that the value of the aggregate amount of shares and other securities, as applicable, to be issued to Scisparc will equal USD 3 million based on the price at which such securities are to be offered at such initial public offering.